Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METALPHA TECHNOLOGY HOLDING LIMITED

(formerly known as DRAGON VICTORY INTERNATIONAL LIMITED)
(Name of Issuer)

Ordinary Share, $0.0001 par value
(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(+852) 35652921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Antalpha Technologies Holdings Limited S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 14,500,000(1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 14,500,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,500,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 38.06%(2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Represents, in aggregate, (i) 2,500,000 ordinary shares, par value $0.0001 per share (“ordinary shares”) of the Issuer, issued on December 28, 2022 as consideration shares pursuant to the Sale and Purchase Agreement set out in Item 4 hereof; (ii) 4,500,000 ordinary shares of the Issuer, issuable pursuant to the Securities Subscription and Warrant Purchase Agreement set out in Item 4 hereof; and (iii) a type A warrant to purchase up to an aggregate of 4,500,000 ordinary shares of the Issuer, and a type B warrant to purchase up to an aggregate of 3,000,000 ordinary shares of the Issuer, in each case, issued on November 28, 2022 pursuant to the Securities Subscription and Warrant Purchase Agreement set out in Item 4 hereof.

(2)	Calculated based on 38,098,371 ordinary shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to the reporting person, ordinary shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Antalpha Holdings Limited S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 14,500,000(3)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 14,500,000 (3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,500,000 (3)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 38.06%(4)
(14)	Type of Reporting Person (See Instructions): CO

(3)	As of the date of this statement, Antalpha Holdings Limited (“Antalpha Holdings”) holds 100% of the outstanding shares of Antalpha Tech.

(4)	Calculated based on 38,098,371 ordinary shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Antpool Technologies Holding Company S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 14,500,000(5)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 14,500,000 (5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,500,000 (5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 38.06%(6)
(14)	Type of Reporting Person (See Instructions): CO

(5)	As of the date of this statement, Antpool Technologies Holding Company (“Antpool”) holds 100% of the outstanding shares of Antalpha Holdings.

(6)	Percentage of class based on 38,098,371 ordinary shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Great Simplicity Investment Corporation S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 11,581,150(7)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 11,581,150(7)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,581,150(7)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.40%(8)
(14)	Type of Reporting Person (See Instructions): CO

(7)	As of the date of this statement, Great Simplicity Investment Corporation (“Great Simplicity”) holds 79.87% of the outstanding shares of Antpool. The remaining 20.13% of the outstanding shares of Antpool are held by a number of third party shareholders, none of which is deemed to be a beneficial owner of more than 5% of ordinary shares of the Issuer.

(8)	Calculated based on 38,098,371 ordinary shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Ketuan Zhan S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: P.R. China
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 11,581,150 (9)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 11,581,150 (9)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,581,150 (9)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.40%(10)
(14)	Type of Reporting Person (See Instructions): IN

(9)	As of the date of this statement, Ketuan Zhan holds 100% of the outstanding shares of Great Simplicity.

(10)	Calculated based on 38,098,371 ordinary shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

CUSIP Number: G28365 107

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer:	Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) (the “Issuer”)

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong, China

Telephone: (+852) 35652921

Item 2.	Identity and Background.

(a) This statement is filed by Antalpha Technologies Holdings Limited, Antalpha Holdings Limited, Antpool Technologies Holding Company, Great Simplicity Investment Corporation and Ketuan Zhan (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 10, 2023, a copy of which is attached as Exhibit 99.1 to this statement, pursuant to which they have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons or any other person, except as otherwise provided in Rule 13d-1(k).

(b) The principal business office of the Reporting Persons (other than Ketuan Zhan) is at 8 Kallang Avenue, Aperia Tower 1, #04-02, Singapore, 339509. The residential address of Ketuan Zhan is at Room 601, Gate 4, Building 7, Luozhuang Dongli, Haidian District, Beijing, the People’s Republic of China, 100000.

(c) The principal business of the Reporting Persons (other than Ketuan Zhan) is investment holding. Ketuan Zhan is a private investor.

(d) The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons are set forth below:

●	Antalpha Technologies Holdings Limited:

Sole Director: Xin Jin, citizen of the People’s Republic of China.

Officers: N/A

●	Antalpha Holdings Limited:

Sole Director: Xin Jin, citizen of the People’s Republic of China.

Officers: N/A

●	Antpool Technologies Holding Company

Sole Director: Ketuan Zhan, citizen of the People’s Republic of China.

Officers: N/A

●	Great Simplicity Investment Corporation

Sole Director: Ketuan Zhan, citizen of the People’s Republic of China.

Officers: N/A

(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP Number: G28365 107

(f) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(g)

●	Antalpha Technologies Holdings Limited is a company with limited liability incorporated under the laws of the British Virgin Islands.

●	Antalpha Holdings Limited is a company with limited liability incorporated under the laws of the British Virgin Islands.

●	Antpool Technologies Holding Company is a company with limited liability incorporated under the laws of the Cayman Islands.

●	Great Simplicity Investment Corporation is a company with limited liability incorporated under the laws of the British Virgin Islands.

●	Ketuan Zhan is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Consideration Shares (as defined below) were issued as consideration for the Target Shares (as defined below) and no payment is required from the Reporting Persons.

It is expected that the aggregate subscription price for the Subscription Shares (as defined below), the Type A Warrant (as defined below) and Type B Warrant (as defined below) of US$4,500,000, when payable, will be paid out of working capital of Antalpha Technologies Holdings Limited. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of the Transaction

Sale and Purchase Agreement

On November 28, 2022, the Issuer, Antalpha Technologies Limited (the “Vendor”), Antalpha Technologies Holdings Limited (“Antalpha Tech”) and Meta Rich Limited, a wholly-owned subsidiary of the Issuer (the “Purchaser”), entered into a Sale and Purchase Agreement, attached hereto as Exhibit 99.2 (the “SPA”), pursuant to which the Vendor agreed to sell, and the Purchaser agreed to purchase, 49 shares in the share capital of Metalpha Limited (the “Target Shares”), for an aggregate consideration of US$2,500,000, which consideration shall be satisfied by (i) the allotment and issuance by the Issuer of 2,500,000 Ordinary Shares (the “Consideration Shares”) to Antalpha Tech; and (ii) the issuance by Metalpha Limited to Antalpha Tech of a warrant to purchase up to 15 ordinary shares in Metalpha Limited. The transactions contemplated by the SPA were completed and the Consideration Shares were issued by the Issuer to Antalpha Tech on December 28, 2022.

CUSIP Number: G28365 107

Securities Subscription and Warrant Purchase Agreement

On November 28, 2022, Antalpha Tech and the Issuer entered into a Securities Subscription and Warrant Purchase Agreement, attached hereto as Exhibit 99.3 (the “SSA”), pursuant to which Antalpha Tech agreed to subscribe for, and the Issuer agreed to issue to Antalpha Tech, (i) 4,500,000 Ordinary Shares (the “Subscription Shares”); (ii) a type A warrant to purchase up to 4,500,000 Ordinary Shares (the “Type A Warrant”), and (iii) a type B warrant to purchase up to 3,000,000 Ordinary Shares (the “Type B Warrant”), for an aggregate consideration of US$4,500,000.

●	Subscription Shares:

The sale and subscription of the Subscription Shares will be completed in up to four (4) tranches, on a date that is no later than 180 days, 365 days, 545 days and 730 days from the signing date of the SSA, respectively, upon the fulfillment of the closing conditions set forth in the SSA. As of the date of this statement, no Subscription Share has been issued.

●	Type A Warrant:

The Type A Warrant was issued by the Issuer on November 28, 2022. The Type A Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the SSA. Upon vesting, the Type A Warrant is exercisable at an exercise price of US$1.00 per Ordinary Share. The Type A Warrant shall expire on the fifth (5th) anniversary of the date of issuance.

●	Type B Warrant:

The Type B Warrant was issued by the Issuer on November 28, 2022. The Type B Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the SSA. Upon vesting, the Type B Warrant shall be exercisable as follows:

(i) the first 1,000,000 Ordinary Shares vested under the Type B Warrant (the “Warrant Shares”) shall be exercisable at an exercise price of US$1.5 per share, commencing from the first day following the first occurring period during which closing price of the Ordinary Shares equal to or exceed US$3.5 per share for five (5) consecutive trading days and ending on the tenth (10th) anniversary of the date of issuance of the Type B Warrant (the “Issuance Date”);

(ii) the second 1,000,000 Warrant Shares vested shall be exercisable at an exercise price of US$2.5 per share, commencing from the first day following the first occurring period during which closing price of the Ordinary Shares equal to or exceed US$5.0 per share for five (5) consecutive trading days and ending on the tenth (10th) anniversary of the Issuance Date; and

(iii) the third 1,000,000 Warrant Shares vested shall be exercisable at an exercise price of US$2.5 per share, commencing from the first day following the first occurring period during which closing price of the Ordinary Shares equal to or exceed US$6.0 per share for five (5) consecutive trading days and ending on the tenth (10th) anniversary of the Issuance Date.

The Subscription Shares (when issued), the Type A Warrant and Type B Warrant, were acquired by Antalpha Tech for investment purposes.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

The information regarding the transaction documents under this Item 4 is incorporated herein by reference in its entirety. The summary of these documents in this statement does not purport to be complete and is qualified in its entirety by reference to the full text of the documents, copies of which are attached hereto as Exhibits 99.2 and 99.3.

CUSIP Number: G28365 107

Item 5.	Interest in Securities of the Issuer

(a) - (b)

The following sets forth, as of the date of this statement, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each Reporting Person, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,098,371 Ordinary Shares outstanding as of March 31, 2022, as reported by the Issuer in its Form 20-F filed on August 16, 2022, including, with respect to each Reporting Person, shares that such Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

Reporting Person	Amount beneficially owned	Percentage of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Antalpha Technologies Holdings Limited	14,500,000	38.06%	0	14,500,000	0	14,500,000
Antalpha Holdings Limited	14,500,000	38.06%	0	14,500,000	0	14,500,000
Antpool Technologies Holding Company	14,500,000	38.06%	0	14,500,000	0	14,500,000
Great Simplicity Investment Corporation	11,581,150	30.40%	0	11,581,150	0	11,581,150
Ketuan Zhan	11,581,150	30.40%	0	11,581,150	0	11,581,150

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this statement, to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement date January 10, 2023

Exhibit 99.2	Sale and Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission on November 29, 2022)

Exhibit 99.3	Securities Subscription and Warrant Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission on November 29, 2022)

CUSIP Number: G28365 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2023

Antalpha Technologies Holdings Limited

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

Antalpha Holdings Limited

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

Antpool Technologies Holding Company

By:	/s/ Ketuan Zhan
Name:	Ketuan Zhan
Title:	Director

Great Simplicity Investment Corporation

By:	/s/ Ketuan Zhan
Name:	Ketuan Zhan
Title:	Director

Ketuan Zhan

By:	/s/ Ketuan Zhan